
April 5, 2023

Jonathan McGuire
Chief Executive Officer
Ra Medical Systems, Inc.
1670 Highway 160 West, Suite 205
Fort Mill, SC 29708

> **Re: Ra Medical Systems, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 29, 2023**
> **File No. 333-270919**

Dear Jonathan McGuire:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jordan Nimitz at 202-551-5831 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services